

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Ted W. Owen
Chief Financial Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511

March 11, 2011

Re: Team, Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed August 6, 2010
File No. 1-08604

Dear Mr. Owen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director